NEWS RELEASE

2003 YEAR END RESERVES
THE RED LAKE MINE IS STILL GROWING
NEW DEEP INTERSECTIONS UP TO 2.92 opt/72 ft.
(All dollar amounts in US$ unless otherwise stated)

Toronto, February 17, 2004 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce its independently audited reserve and resource estimation for the year ended December 31, 2003. This estimation is based on a gold price of $350 per ounce. Highlights are listed below.

  Reserves and Resources increased net of production for the third consecutive year.

  More than one million ounces of gold were discovered at the Red Lake Mine in 2003 and the mine life was increased.

  Overall average finding costs of $11 per ounce maintained.

  High Grade Resources identified more than 500 feet (ft) (152 metres (m)) below the currently planned base of the new shaft (7,150 ft or 2179 m) - Intersections up to 2.92 ounces per ton (opt) (100.1 grams per ton (gpt) over 72 ft (21.95 m).

RESERVES AND RESOURCES

Red Lake Mine

Primary Objective Achieved

The principal goal of the 2003 exploration program was to increase the reserves and resources by an amount that indicated the expanded production rate of more than 700,000 ounces per year (scheduled to commence in 2007) was sustainable. This goal was achieved as more than one million ounces of gold were discovered during the year. More than 530,000 ounces of gold were extracted from the Red Lake Mine, and net of this amount, the total of reserves and resources at the mine increased by 481,000 ounces. This indicates more than 1.00 million ounces of gold were discovered during 2003. From the discovery of the High Grade Mineralization at the Red Lake Mine (in 1995) to the end of 2003, the cumulative average cost of discovery has been approximately $11 per ounce.

Total reserves and resources at the Red Lake Mine grew to 6.78 million tons at a grade of 1.09 opt (37.4 gpt) for a total gold content of 7.4 million ounces. This represents a 7% increase in total ounces and a 21% increase in tons relative to the year ended December 31, 2002.

Commercial production of the high grade mineralization of the High Grade Zone (HGZ) began at the Red Lake Mine at the beginning of 2001.

Goldcorp has successfully increased reserves and resources net of production in each of the three years since then. We continue to increase the mine life. To date more than 1.6 million ounces of gold have been extracted from the High Grade Zone (HGZ) while reserves and resources have increased

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by more than 2.2 million ounces net of this production.

High Grade Zone (HGZ)

Total reserves and resources increased to 3.05 million tons at a grade of 2.01 opt (68.9 gpt) for a total gold content of 6.1 million ounces. This represents an increase of 5% in total ounces and a 19% increase in tons relative to the year ending December 31, 2002. These increases are net after the extraction of 242,000 tons containing more than 530,000 ounces of gold during 2003.

Reserves were 1.98 million tons at a grade of 2.22 opt (76.1 gpt) for a total gold content of 4.4 million ounces. Compared with year end 2002, this represents a modest 4% decline in ounces and a slight increase in tons. Resources were 1.07 million tons at a grade of 1.61 opt (55.2 gpt) for a total gold content of 1.7 million ounces. Compared with year end 2002, this represents a 40% increase in ounces and a 77% increase in tons.

The maximum depth of reserves increased by 190 ft (58 m) to 6,665 ft (2,031 m). The maximum depth of resources increased by 325 ft (99 m) to 7,700 ft (2347 m), indicating that high grade mineralization is present more than 500 ft (152 m) below the currently planned base for the new shaft of 7,150 ft (2,179 m). The HGZ remains open at depth.

Gold Content in HGZ Increasing at Depth

In the upper 1,200 ft (366 m) of the HGZ, to a depth of 5,500 ft (1,676 m), which is the area which has received the most intensive exploration efforts, the average gold content (including mined material) is 3,500 ounces per vertical foot. The area below this is less explored and, so far, has a lower gold content. At December 31, 2002, this gold content was 1,500 ounces per vertical foot. However, at December 31, 2003, as a result of continued exploration success, this had increased by 27% to 1,900 ounces per vertical foot. This is particularly encouraging as we are increasing both the gold content per vertical foot and the vertical extent of mineralization.

The HGZ consists of multiple zones of varying grade. The grade of reserves and resources will fluctuate on a yearly basis depending on which particular zones contribute the most new mineralization. The grade of the reserves and resources dropped in 2003 relative to 2002 as a result of an increased contribution towards new mineralization from the Footwall (FW) zones of mineralization. The grade of the FW mineralization is approximately 1.00 opt (34.3 gpt), which is below the overall reserve grade.

The highest grade zones are the Hanging Wall (HW) zones of mineralization. These zones have been identified to the greatest depth and as a result, present the greatest logistical challenge for exploration. Development work planned for 2004 will improve access to explore more efficiently for the HW mineralization. It is also anticipated that the completion of the new shaft in 2006 will greatly enhance access for exploration and permit an increase in the speed of this work and potentially an increase in the rate at which reserves and resources are delineated.

Sulphide Mineralization

With the rising gold price this mineralization has the potential to make an important contribution to production from the new shaft. Reserves remained consistent at 1.59 million tons at a grade of 0.34 opt (11.7 gpt) for a total gold content of 535,000 ounces. Resources were 2.13 million tons at a grade of 0.35 opt (12.0 gpt) for a total gold content of 740,000 ounces. This represents increases of 31% in ounces and 40% in tons relative to the year ended December 31, 2002.

Wharf Mine

The Mine is scheduled to close by the end of 2006. Reserves at the Wharf Mine declined as anticipated to 9.80 million tons at a grade of 0.03 opt (1.1 gpt) for a total gold content of 322,000 ounces.

THE RED LAKE MINE

A Great Start - A Record Month

In January this year, the Red Lake Mine produced 57,296 ounces of gold, which is the highest monthly production from the mine to date. The gold was produced from ore with an average grade of 3.12 opt (107 gpt) which yielded a mill recovery of 92.3%. Both numbers are record monthly statistics for the mine.

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The average grade realized during the month was 42% higher than the forecast grade of 2.20 opt (75.4 gpt). On January 23, 2004 the average grade of ore processed was an extremely impressive 5.20 opt (178.3 gpt).

EXPLORATION UPDATE

Most Recent Highlights

The last exploration update was on September 22, 2003, at which time we were able to announce the deepest multi-ounce intersection of the HGZ yet obtained, containing 2.11 opt (72.4 gpt) over 48 ft (14.63 m) at a vertical depth of 7,165 ft (2184 m) in the HW mineralization. All exploration work completed subsequent to then and prior to year end was used in the latest ore reserve and resource estimation. Highlights of this work are summarized below.

Deepest Multi-Ounce Intersections Yet
Up to 2.72 opt (93.3 gpt) over 23 ft (7.01 m)

Since the last exploration update, drilling has continued to encounter multi-ounce mineralization at even greater depths allowing us to extend resources below the proposed shaft base. For example, hole 37L034IW intersected the HW mineralization containing 2.72 opt (93.3 gpt) over 23 ft (7.01 m).

Increased Drill Density Expanding Resources
Up to 2.92 opt (100.1 gpt) over 72.0 ft (21.95 m)

As underground development provides better access for drilling, we are able to increase the density of drilling into the areas of resource. This increased density of drilling increases the confidence in these resources and ultimately allows us to convert resources to reserves. In performing this work, we have encountered an increasing number of significant intersections over substantial widths, thus indicating that the Hanging Wall (HW) zones of the HGZ continue to be rich and consistent at depth. For example, hole 37L034JW intersected 2.92 opt (100.1 gpt) over 72.0 ft (21.95 m) at a vertical depth of 7,165 ft (2,184 m). In addition, some of these holes intersected the HGZ outside the previously interpreted limits. For example, hole 37L482 intersected 2.48 opt (85.0 gpt) over 16.0 ft (4.88 m) at a vertical depth of 6,730 ft (2,051 m) and 70 ft (21.33 m) west of previously interpreted limits of mineralization.

Extent of Footwall Zones Substantially Increased
Up to 8.02 opt (275 gpt) over 9.7 ft (2.96 m)

The Footwall Zones of mineralization had previously been interpreted to be a series of discontinuous lenses. Consequently, one of the most exciting aspects of the latest results was the identification of a significantly increased amount of Footwall (FW) mineralization and the intersection of some particularly high grade zones. This confirms our more recent interpretations that this mineralization is more continuous than previously thought. For example, hole 37L497 intersected 8.02 opt (275 gpt) over 9.7 ft (2.96 m) at a vertical depth of 5,500 ft (1676 m) and hole 34L1320 intersected 1.34 opt (45.9 gpt) over 30 ft (9.14 m) at a vertical depth of 5960 ft (1,817 m).

As a result of this work the reserves in the FW zones have been extended vertically by 590 ft (180 m) to a depth of 6,150 ft (1,875 m). Resources in the FW zones have been extended vertically by 280 ft (85 m) to a vertical depth of 6,620 ft (2,018 m) and the mineralization remains open at depth.

Sulphide Mineralization Expanding

Exploration continues to extend the limits of the lower grade Sulphide Mineralization in two main target areas: 1) Extensions at depth of the material that was mined from 1948 to 1996, and 2) The Far East Zone, which is east of the main mine area. Intersections of typical lower grade Sulphide Mineralization were encountered along with narrow, higher grade intersections. For example, hole 37L465A intersected 0.36 opt (12.3 gpt) over 18.8 ft (5.73 m) and hole 37L463AW intersected 7.59 opt (260.2 gpt) over 2.0 ft (0.61 m).

Extensions of the previously mined mineralization were encountered as deep as 7,100 ft (2164 m). Exploration of the Far East Zone was conducted with drilling from the 16, 26 and 34 Levels (respectively at vertical depths of 2400 ft (732 m), 3900 ft (1190 m), and 5000 ft (1524 m). Intersections of Sulphide

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Mineralization were encountered in the Far East Zone over a vertical distance of more than 4,000 ft (1219 m).

EXPLORATION PLANS FOR 2004

The forecast exploration budget for 2004 is $14 million with expenditures directed towards completing approximately 355,000 feet of diamond drilling and 3,700 feet of underground development. This work will continue to target both high grade and sulphide mineralization. One of the primary goals of the exploration work in 2004 will be attempting to demonstrate continuity of mineralization along known mineralized trends to a depth of 10,000 ft (3,048 m). In addition, this work is aimed at developing a pipeline of new exploration targets to depths as great as 10,000 ft (3,048 m).

QUALIFIED PERSON

The reserve estimation was prepared under the guidance of Gilles Filion, Eng. (OIQ) who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. The estimation has been audited by Watts Griffis and McOuat, an internationally recognized geological consulting firm, based in Toronto, Ontario. All samples were analyzed by either ALS Chemex Laboratories Ltd. of Mississauga, Ontario, TSL Laboratories of Saskatoon, Saskatchewan, or SGS XRAL Laboratories of Toronto, Ontario.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and

Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a Dividend twelve times a year! Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

For further information, please contact:

Chris Bradbrook	Corporate Office:
Vice President, Corporate Development	145 King Street West
Telephone: (416) 865-0326	Suite 2700
Fax: (416) 361-5741	Toronto, Ontario
e-mail: info@goldcorp.com	M5H 1J8
website: www.goldcorp.com